October 31, 2014

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:                             Cnova N.V.

Registration Statement on Form F-1

Initially Submitted on June 4, 2014

Reg. No. 333-196521

Dear Ms. Kaufman:

On behalf of our client, Cnova N.V., a Dutch company (the “Company”), we submit herewith Amendment No. 6 (“Amendment No. 6”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted to the Commission on June 4, 2014. Amendment No. 1 thereto was submitted to the Commission on July 14, 2014, Amendment No. 2 thereto was submitted to the Commission on August 7, 2014 (and resubmitted to the Commission on August 12, 2014, to correct a technical error), Amendment No. 3 thereto was submitted to the Commission on October 6, 2014, Amendment No. 4 thereto was submitted to the Commission on October 21, 2014, and Amendment No. 5 thereto was submitted to the Commission on October 29, 2014. In this letter, we respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 30, 2014 (the “Comment Letter”).  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 6.

Set forth below is the response of the Company to the Staff’s comment in the Comment Letter.  For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the response set forth below refer to page numbers in Amendment No. 6.

Financial Statements, page F-1

Unaudited Interim Condensed Consolidated Financial Statements, page F-66

Unaudited interim condensed consolidated statement of cash flows for the nine months ended September 30, 2013 and 2014, page F-69

1.                                      We reviewed your response to comment 8 in our letter dated October 28, 2014. Referencing authoritative literature, please tell us why you believe it is appropriate to present promissory notes to suppliers that are due as bank overdrafts in the statements of cash flows. Please also tell us the amount of promissory notes to suppliers presented as bank overdrafts as of December 31, 2011, 2012 and 2013 and September 30, 2013 and 2014. Finally, please consider including a narrative in notes to the financial statements highlighting the distinction between cash and cash equivalent balances that are offset in the statements of cash flows and cash and cash equivalent balances that are offset in the balance sheets.

Response:

The Company respectfully advises the Staff that promissory notes are recorded by Cdiscount as a credit to cash on the day they become due. Promissory notes are usually presented for payment by suppliers on the date they become due or within a few days thereafter. Promissory notes that are due and have not been settled are reflected as bank overdrafts included in Current financial debt in the balance sheet, as noted in Note 24 on page F-52 of Amendment No. 6. When the bank settles the promissory note on behalf of Cdiscount, any resulting bank overdraft is repayable on demand to the bank and refunded by Cdiscount on a daily basis. As a result, referring to IAS 7.8, bank overdrafts originating from settlement of promissory notes that are due and not yet settled are considered part of Cdiscount’s cash management.

At the time the promissory notes that are due and not yet presented for payment are reflected as bank overdrafts, the amount of the promissory note decreases trade payables included in operating cash flows and appears as a corresponding reduction in the closing balance of cash and cash equivalents shown at the bottom of the cash flow statement. When the promissory note reflected as a bank overdraft for purposes of the cash flow statement presentation is presented for payment within a few days, there is no impact in operating or in financing cash flows and such bank overdraft is not reflected in the closing balance of cash and cash equivalents on the cash flow statement.

Consistent with IAS 7.45, the amounts of bank overdrafts relating to promissory notes are disclosed in Note 10 “Net cash and cash equivalents” to the audited consolidated financial statements as of December 31, 2011, 2012 and 2013 on page F-38 of Amendment No. 6 and at the bottom of the unaudited interim condensed consolidated statement of cash flows for the nine months ended September 30, 2013 and 2014 on page F-69 of Amendment No. 6.

The Company has revised the disclosure on pages F-38 and F-69 of Amendment No. 6 in response to the Staff’s comment, to add an explanation of the source of the bank overdrafts and how it reconciles between the balance sheets and the statements of cash flows.

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Please do not hesitate to contact Joshua G. Kiernan at +44 20 7532 1408 or Andrew Weisberg at (212) 819-8980 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP